Our File Number: 42282.00005

Writer’s Direct Dial Number: (954) 468-1373

Writer’s Direct Fax Number: (954) 888-2002

Writer’s E-Mail Address: gschmidt@gunster.com

January 6, 2020

VIA FEDEX

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4561

Attn: Julia Griffith

Re:	Professional Holding Corp.

Draft Registration Statement on Form S-1

Submitted December 13, 2019

CIK No. 0001630856

Dear Ms. Griffith:

On behalf of Professional Holding Corp. (the “Company”) and in response to the comments by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated December 23, 2019 to the Company (the “Comment Letter”), we are submitting the following information.

Concurrently with the submission of this letter, the Company is publicly filing a registration statement Form S-1 (the “Registration Statement”). For your reference, copies of this letter, along with clean copies of the Registration Statement and copies marked to show all changes to the most recent Draft Registration Statement on Form S-1 submitted on December 13, 2019, are being delivered to the Staff under separate cover. The changes reflected in the Registration Statement include those made in response to the Staff’s comments and certain other changes that are intended to update and clarify certain information.

The Company’s responses are numbered to relate to the corresponding comments in the Comment Letter. For your convenience, each of the Company’s responses is preceded with an italicized recitation of the corresponding comment from the Comment Letter.

Amendment No. 1 to Draft Registration Statement on Form S-1 filed December 13, 2019

Note B - Pro Forma Adjustments, page 32

Las Olas Centre, Suite 1400, 450 East Las Olas Boulevard • Fort Lauderdale, FL 33301-4206 | 954-462-2000 | Fax: 954-523-1722 | www.gunster.com

BOCA RATON • FORT LAUDERDALE • JACKSONVILLE • KEY LARGO • MIAMI • orlando • PALM BEACH • STUART • TALLAHASSEE • tampa • VERO BEACH • WEST PALM BEACh • Winter Park

U.S. Securities and Exchange Commission

January 6, 2020

1.	Please supplementally provide the computation of the fair value of consideration paid for MBI’s common equity of $84,358 in adjustment (i).

RESPONSE: The fair value of the consideration to be paid for MBI’s common equity has been revised to reflect $82,096 (dollars in thousands) in adjustment (i). This amount is based on: (i) 3,419,188 shares of MBI common stock outstanding, (ii) 686,329 exercisable MBI options outstanding with a weighted average exercise price of $11.91 per share, (iii) an exchange ratio of 1.2048 shares of Professional Holding Corp. Class A Common Stock for each share of MBI common stock in accordance with the merger agreement and (iv) an assumed value of $18.25 per share of Professional Holding Corp. Class A Common Stock in accordance with the merger agreement. See calculation below.

(a) MBI shares outstanding	3,419,188
(b) Company Class A shares to be issued (1.2048 * (a))	4,119,438

(c) Stock fair value ($18.25 * (b))	$75,179,738

(d) Exercisable MBI Options Outstanding	686,329
(e) Company Class A options to be issued (1.2048 * (d))	826,889

(f) Options fair value	$6,916,549

Fair value of total consideration ((c)+(f))	$82,096,287

Comparative Historical And Unaudited Pro Forma Per Share Data, page 35

2.	Please tell us how you determined the actual amounts of Company End of Period Diluted Shares Outstanding and MBI End of Period Diluted Shares Outstanding at September 30, 2019 and December 31, 2018, respectively.

RESPONSE: The Company determined the actual amounts of Company End of Period Diluted Shares Outstanding and MBI End of Period Diluted Shares Outstanding by adding the applicable number of exercisable options to the Company End of Period Shares Outstanding and MBI End of Period Shares Outstanding, respectively, at September 30, 2019 and December 30, 2018, respectively. The amounts for September 30, 2019 have been revised in the Registration Statement.

We are available to discuss any of the Company’s responses with you at your convenience. Should you have any questions or want to discuss these matters further, please contact me at (954) 468-1373.

U.S. Securities and Exchange Commission

January 6, 2020

Very truly yours,

/s/ Gustav L. Schmidt
Gustav L. Schmidt

cc:	Dietrich King, U.S. Securities and Exchange Commission

Christina Harley, U.S. Securities and Exchange Commission

Gus Rodriguez, U.S. Securities and Exchange Commission

Daniel R. Sheehan, Chief Executive Officer, Professional Holding Corp.

Mary Usategui, Chief Financial Officer, Professional Holding Corp.

Frank M. Conner III, Covington & Burling LLP

Michael P. Reed, Covington & Burling LLP

Christopher J. DeCresce, Covington & Burling LLP

Lisa Roney, Crowe LLP

Robert B. Lamm, Gunster